ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

September 21, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Yield Opportunities Fund (the “Fund”)
File No. 811-23476

Dear Ms. Dubey,

Thank you for your oral comments provided on August 24, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on August 22, 2023 (“Pre-Effective Amendment No. 1”), and the Fund’s accompanying response letter dated August 21, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”). Capitalized terms not otherwise defined herein have the meanings set forth in Pre-Effective Amendment No. 1. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by DoubleLine Capital LP or its related parties, each of which is governed by its own registration statement.

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Division of Investment Management	- 2 -	September 21, 2023

Prospectus Summary

1.

Comment: The staff notes the following language under “Investment Objective and Strategies” on page 3: “The Fund may invest indirectly by investing in derivatives or through entities that primarily engage in investment activities in securities or other assets that are either (1) wholly owned by the Fund or (2) primarily controlled by the Fund (each, a “Subsidiary”) . . .” (emphasis added) Please delete the underlined language.

Response: The Fund will delete the above mentioned disclosure and related disclosure in the Registration Statement regarding the Fund making investments through subsidiaries in its entirety.

Prospectus

2.

Comment: The staff notes the reference to UBS Securities LLC in the first paragraph under the section entitled “Plan of Distribution.” Is this shelf registration statement being reviewed by FINRA as an underwriter has been identified? If so, please confirm that FINRA has issued a no objections letter.

Response: The Fund intends to file Pre-Effective Amendment No. 2 with FINRA in order to obtain a “no objections” letter from FINRA with respect to the Registration Statement.

Part C

3.

Comment: The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference the Registration Statement. Please execute and file new Powers of Attorney with Pre-Effective Amendment No. 2 authorizing the filing of this Registration Statement. See Rule 483(b) under the Securities Act of 1933, as amended.

Response: The Fund believes that the Powers of Attorney on file with the Commission comply with Rule 483(b) in that they specifically contemplate registration statements on Form N-2, including pre-effective amendments thereto. Nevertheless, the Fund will file new Powers of Attorney with Pre-Effective Amendment No. 2.

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Division of Investment Management	- 3 -	September 21, 2023

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Jeremy Smith at (212) 596-9858.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Adam D. Rossetti, Esq.
Carolyn Liu-Hartman, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.